Exhibit 4.1
FOURTH SUPPLEMENTAL INDENTURE
     This FOURTH SUPPLEMENTAL INDENTURE, dated March 31, 2011 (this “Supplemental Indenture”), is made and entered into between Dell Inc., a Delaware corporation (the “Company”), and The Bank of New York Mellon Trust Company, N.A., a national banking association organized under the laws of the United States of America (the “Trustee”). Capitalized terms used herein and not otherwise defined have the meanings set forth in the Indenture referred to below.
RECITALS
     A. ARTICLE NINE of the Indenture, dated as of April 6, 2009, between the Company and the Trustee (the “Indenture”) provides that, without the consent of any Holders, the Company, when authorized by a Board Resolution, and the Trustee may enter into a supplemental indenture to the Indenture to establish the form or terms of Securities of any series.
     B. The Company desires to issue $400,000,000 aggregate principal amount of 2.100% Notes due 2014 (the “2014 Notes”), $400,000,000 aggregate principal amount of 3.100% Notes due 2016 (the “2016 Notes”), $400,000,000 aggregate principal amount of 4.625% Notes due 2021 (the “2021 Notes” and together with the 2014 Notes and the 2016 Notes, the “Fixed Rate Notes”) and $300,000,000 aggregate principal amount of Floating Rate Notes due 2014 (the “Floating Rate Notes” and together with the Fixed Rate Notes, the “Notes”), and in connection therewith, the Company has duly determined to make, execute and deliver to the Trustee this Supplemental Indenture to set forth the terms and provisions of each series of Notes as required by the Indenture.
     NOW, THEREFORE, in consideration of the mutual agreements and covenants set forth herein, the parties hereto agree, subject to the terms and conditions hereinafter set forth, as follows for the benefit of the Trustee and the Holders of the Notes:
     Section 1. Notes. Pursuant to Section 301 of the Indenture, the terms and provisions of the Notes are as follows:
     (a) Title. The title of the 2014 Notes shall be “2.100% Notes due 2014,” the title of the 2016 Notes shall be “3.100% Notes due 2016,” the title of the 2021 Notes shall be “4.625% Notes due 2021” and the title of the Floating Rate Notes shall be “Floating Rate Notes due 2014.”
     (b) Aggregate Principal Amount. The 2014 Notes shall be initially limited to $400,000,000 aggregate principal amount. The Company may, without the consent of the Holders of the 2014 Notes, increase such aggregate principal amount in the future, on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional 2014 Notes, and with the same CUSIP number as the 2014 Notes. The Company shall not issue any such additional 2014 Notes unless the additional 2014 Notes are fungible with the 2014 Notes for United States federal income tax purposes.
     The 2016 Notes shall be initially limited to $400,000,000 aggregate principal amount. The Company may, without the consent of the Holders of the 2016 Notes, increase such aggregate principal amount in the future, on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional 2016 Notes, and with the same CUSIP number as the 2016 Notes. The Company shall not issue any such additional 2016 Notes unless the additional 2016 Notes are fungible with the 2016 Notes for United States federal income tax purposes.

     The 2021 Notes shall be initially limited to $400,000,000 aggregate principal amount. The Company may, without the consent of the Holders of the 2021 Notes, increase such aggregate principal amount in the future, on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional 2021 Notes, and with the same CUSIP number as the 2021 Notes. The Company shall not issue any such additional 2021 Notes unless the additional 2021 Notes are fungible with the 2021 Notes for United States federal income tax purposes.
     The Floating Rate Notes shall be initially limited to $300,000,000 aggregate principal amount. The Company may, without the consent of the Holders of the Floating Rate Notes, increase such aggregate principal amount in the future, on the same terms and conditions, except for any differences in the issue price and interest accrued prior to the issue date of the additional Floating Rate Notes, and with the same CUSIP number as the Floating Rate Notes. The Company shall not issue any such additional Floating Rate Notes unless the additional Floating Rate Notes are fungible with the Floating Rate Notes for United States federal income tax purposes.
     (c) Price. The price at which the 2014 Notes shall be issued to the public is 99.968%, the price at which the 2016 Notes shall be issued to the public is 99.899%, the price at which the 2021 Notes shall be issued to the public is 99.541% and the price at which the Floating Rate Notes shall be issued to the public is 100.000%.
     (d) Stated Maturity. The Stated Maturity for the 2014 Notes shall be on April 1, 2014, the Stated Maturity for the 2016 Notes shall be on April 1, 2016, the Stated Maturity for the 2021 Notes shall be on April 1, 2021 and the Stated Maturity for the Floating Rate Notes shall be on April 1, 2014. No series of Notes shall require any principal or premium payments prior to the Stated Maturity for such series of Notes.
     (e) Interest Rate.
     Fixed Rate Notes. The rate at which the 2014 Notes shall bear interest shall be 2.100% per annum, the rate at which the 2016 Notes shall bear interest shall be 3.100% per annum, and the rate at which the 2021 Notes shall bear interest shall be 4.625% per annum. Interest on the Fixed Rate Notes shall accrue from the most recent date to which interest has been paid, or, if no interest has been paid, from March 31, 2011. Each April 1 or October 1 in each year, commencing October 1, 2011, shall be an Interest Payment Date for the Fixed Rate Notes. The March 15 or September 15 (whether or not a Business Day), as the case may be, next preceding an Interest Payment Date shall be the Regular Record Date for the Fixed Rate Notes for the interest payable on such Interest Payment Date.
     Floating Rate Notes. The Floating Rate Notes shall bear interest for each interest period at a rate determined by the calculation agent. The Bank of New York Mellon Trust Company, N.A. shall be the calculation agent until such time, if any, as the Company appoints a successor calculation agent. The interest rate on the Floating Rate Notes for a particular interest period shall be a per annum rate equal to three-month USD LIBOR as determined on the interest determination date plus 0.60%. The interest determination date for an interest period shall be the second London business day preceding the first day of such interest period. Promptly upon determination, the calculation agent shall inform the Trustee and the Company of the interest rate for the next interest period. Absent manifest error, the determination of the interest rate by the calculation agent shall be binding and conclusive on the holders of the Floating Rate Notes, the Trustee and the Company. A London business day is a day on which dealings in deposits in U.S. dollars are transacted in the London interbank market.
     Interest on the Floating Rate Notes shall be paid to, but excluding, the relevant Interest Payment Date. Interest payments on the Floating Rate Notes shall be made quarterly in arrears on January 1,

April 1, July 1 and October 1 of each year, beginning on July 1, 2011, to the person in whose name the Floating Rate Notes (or one or more Predecessor Securities) are registered on the Regular Record Date for such Interest Payment Date for the Floating Rate Notes. The Regular Record Date for each Interest Payment Date for the Floating Rate Notes shall be the close of business on the Business Day immediately preceding the applicable Interest Payment Date. Interest on the Floating Rate Notes shall accrue from and including March 31, 2011 to, but excluding, the first Interest Payment Date and then from and including the immediately preceding Interest Payment Date to which interest has been paid or duly provided for to, but excluding, the next Interest Payment Date or date of Maturity, as the case may be. Each of these periods is referred to as an “interest period.” The amount of accrued interest that the Company shall pay for any interest period shall be calculated by multiplying the face amount of the Floating Rate Notes then outstanding by an accrued interest factor. The accrued interest factor shall be computed by adding the interest factor calculated for each day from March 31, 2011, or from the latest date interest was paid to the date for which accrued interest is being calculated. The interest factor for each day shall be computed by dividing the interest rate applicable to that date by 360. If an Interest Payment Date for the Floating Rate Notes falls on a day that is not a Business Day, the Interest Payment Date shall be postponed to the next succeeding Business Day unless such next succeeding Business Day would be in the following month, in which case the Interest Payment Date shall be the immediately preceding Business Day.
     On any interest determination date, LIBOR shall be equal to the offered rate for deposits in U.S. dollars having an index maturity of three months, in amounts of at least $1,000,000, as such rate appears on “Reuters Page LIBOR01” at approximately 11:00 a.m., London time, on such interest determination date. If on an interest determination date, such rate does not appear on “Reuters Page LIBOR 01” at approximately 11:00 a.m., London time, or if “Reuters Page LIBOR01” is not available on such date, the calculation agent shall obtain such rate from Bloomberg L.P.’s page “BBAM.”
     If no offered rate appears on “Reuters Page LIBOR01” or Bloomberg L.P.’s page “BBAM” on an interest determination date at approximately 11:00 a.m., London time, then the calculation agent (after consultation with the Company) shall select four major banks in the London interbank market and shall request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time, that is representative of single transactions at that time. If at least two quotations are provided, LIBOR shall be the arithmetic average of the quotations provided. Otherwise, the calculation agent shall select three major banks in New York City and shall request each of them to provide a quotation of the rate offered by them at approximately 11:00 a.m., New York City time, on the interest determination date for loans in U.S. dollars to leading European banks having an index maturity of three months for the applicable interest period in an amount of at least $1,000,000 that is representative of single transactions at that time. If three quotations are provided, LIBOR shall be the arithmetic average of the quotations provided. Otherwise, the rate of LIBOR for the next interest period shall be set equal to the rate of LIBOR for the then current interest period.
     Upon request from any holder of Floating Rate Notes, the calculation agent shall provide the interest rate in effect for the Floating Rate Notes for the current interest period and, if it has been determined, the interest rate to be in effect for the next interest period.
     All percentages resulting from any calculation of the interest rate on the Floating Rate Notes shall be rounded to the nearest one hundred-thousandth of a percentage point with five one-millionths of a percentage point rounded upwards (e.g., 9.876545% (or .09876545) would be rounded to 9.87655% (or .0987655)), and all dollar amounts used in or resulting from such calculation on the Floating Rate Notes shall be rounded to the nearest cent (with one-half cent being rounded upward). Each calculation of the interest rate on the Floating Rate Notes by the calculation agent shall (in absence of manifest error) be final and binding on the Holders and the Company.

     The interest rate on the Floating Rate Notes shall in no event be higher than the maximum rate permitted by New York law as the same may be modified by United States law of general application.
     (f) Payments. Payments of principal of and interest on the Notes represented by one or more Global Securities initially registered in the name of The Depository Trust Company (the “Depositary”) or its nominee with respect to such Notes shall be made by the Company through the Trustee in immediately available funds to the Depositary or its nominee, as the case may be.
     (g) Optional Redemption. The Fixed Rate Notes shall be redeemable at any time in whole, or from time to time in part, at the Company’s option in accordance with the terms and provisions set forth in Section 2 hereof and (to the extent they do not conflict with Section 2 hereof) the terms and provisions of ARTICLE ELEVEN of the Indenture.
     The Floating Rate Notes shall not be redeemable at the option of the Company prior to Maturity.
     (h) Sinking Fund. There shall be no mandatory sinking fund for the payments of the Notes.
     (i) Consolidation; Merger. ARTICLE EIGHT of the Indenture shall apply to the Notes.
     (j) Defeasance. ARTICLE THIRTEEN of the Indenture shall apply to the Notes.
     (k) Global Securities. Each series of Notes shall be represented by one or more Global Securities deposited with the Depositary and registered in the name of the nominee of the Depositary.
     (l) Trustee. The Bank of New York Mellon Trust Company, N.A. shall be the Trustee for the Notes under the Indenture.
     (m) Filing of Reports. With respect to the Notes, so long as the Company is subject to the reporting requirements of the Exchange Act, the Company’s failure to comply with Section 314(a) of the Trust Indenture Act (relating to the filing of reports, information and other documents with the Commission) shall not constitute an Event of Default.
     (n) Amendment to Section 704. With respect to the Notes and not to any other Securities that may be issued from time to time under the Indenture (unless specified in a supplemental indenture pertaining to such Securities), Section 704 of the Indenture is hereby amended and restated in its entirety to read as follows:
“Section 704. Reports by Company.
     The Company shall file with the Trustee and the Commission, and transmit to Holders, such information, documents and other reports, if any, and such summaries thereof, as may be required pursuant to the Trust Indenture Act at the times and in the manner provided pursuant to the Trust Indenture Act; provided that any such information, documents or reports required to be filed with the Commission pursuant to Section 13 or 15(d) of the Exchange Act shall be filed with the Trustee within 30 days after the same is so required to be filed with the Commission.”
     (o) Section 301. To the extent not set forth otherwise herein, the provisions of Section 301 of the Indenture are applicable.
     Section 2. Optional Redemption of the Fixed Rate Notes.

     (a) The Fixed Rate Notes shall be redeemable, at any time in whole, or from time to time in part, at the Company’s option, at a Redemption Price equal to the greater of:
     (i) 100% of the principal amount of the Notes to be redeemed; and
     (ii) the sum of the present values of the remaining scheduled payments of principal and interest on the Notes to be redeemed from the Redemption Date to the Stated Maturity of the Notes to be redeemed (exclusive of any interest accrued to the Redemption Date), discounted to the Redemption Date on a semi-annual basis assuming a 360-day year consisting of twelve 30-day months, at the Treasury Rate plus 12.5 basis points in the case of the 2014 Notes, 15 basis points in the case of the 2016 Notes and 20 basis points in the case of the 2021 Notes (the “Applicable Premium”);
plus, in each case, any interest accrued but not paid on the Notes to be redeemed to the Redemption Date. Notwithstanding the foregoing, installments of interest on applicable Notes that are due and payable on Interest Payment Dates falling on or prior to a Redemption Date shall be payable on the Interest Payment Date to the registered holders as of the close of business on the relevant Regular Record Date.
     (b) Unless the Company defaults in payment of the Redemption Price, on and after the Redemption Date, interest shall cease to accrue on the Fixed Rate Notes or portions thereof called for redemption. Notice of any redemption may, at the Company’s discretion, be subject to one or more conditions precedent. A notice of redemption need not set forth the exact Redemption Price, but only the manner of calculation thereof.
     (c) The Applicable Premium shall be calculated by an independent investment banking institution of national standing appointed by the Company; provided, however, if the Company fails to make such appointment at least 45 Business Days prior to the Redemption Date, or if the institution so appointed is unwilling or unable to make such calculation, such calculation shall be made by an independent investment banking institution of national standing appointed by the Trustee.
     Section 3. Definitions.
     (a) “Comparable Treasury Issue” means the United States Treasury security selected by the Quotation Agent as having a maturity comparable to the remaining term of the applicable Fixed Rate Notes to be redeemed that would be utilized, at the time of selection and in accordance with customary financial practice, in pricing new issues of corporate debt securities of comparable maturity to the remaining term of such Fixed Rate Notes.
     (b) “Comparable Treasury Price” means, with respect to any Redemption Date, (i) the average of four Reference Treasury Dealer Quotations for such Redemption Date, after excluding the highest and lowest such Reference Treasury Dealer Quotations, or (ii) if the Quotation Agent obtains fewer than four such Reference Treasury Dealer Quotations, the average of all such quotations, or (iii) if only one Reference Treasury Dealer Quotation is received, such quotation.
     (c) “Quotation Agent” means each Reference Treasury Dealer appointed by the Company.
     (d) “Reference Treasury Dealer” means (i) BNP Paribas Securities Corp., Deutsche Bank Securities Inc., UBS Securities LLC (or their respective affiliates that are Primary Treasury Dealers) and a Primary Treasury Dealer selected by Wells Fargo Securities, LLC, and their respective successors; provided, however, that if any of the foregoing shall cease to be a primary U.S. Government securities dealer in the

United States (a “Primary Treasury Dealer”), the Company shall substitute therefor another Primary Treasury Dealer, and (ii) any other Primary Treasury Dealer selected by the Company.
     (e) “Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any Redemption Date, the average, as determined by the Quotation Agent, of the bid and asked prices for the applicable Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Quotation Agent by such Reference Treasury Dealer at 5:00 p.m., New York City time, on the third Business Day preceding such Redemption Date.
     (f) “Treasury Rate” means, with respect to any Redemption Date, the rate per annum equal to the semi-annual equivalent yield to maturity of the applicable Comparable Treasury Issue, assuming a price for such Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the applicable Comparable Treasury Price for such Redemption Date.
     Section 4. Counterparts. This Supplemental Indenture may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, but all such counterparts shall together constitute but one and the same instrument.
     Section 5. Governing Law. This Supplemental Indenture shall be governed by, and construed in accordance with, the laws of the State of New York.
     Section 6. Trustee Not Responsible for Recitals or Issuance of Notes. The recitals contained herein and in the Notes, except the Trustee’s certificates of authentication, shall be taken as the statements of the Company, and the Trustee assumes no responsibility for their correctness. The Trustee makes no representations as to the validity or sufficiency of this Supplemental Indenture or of the Notes. The Trustee shall not be accountable for the use or application by the Company of the Notes or the proceeds thereof.

     IN WITNESS WHEREOF, the parties hereto have caused this Supplemental Indenture to be signed on their behalf by their duly authorized representatives as of the date first above written:

DELL INC.
By:	/s/ Brian T. Gladden
Name:	Brian T. Gladden
Title:	Senior Vice President and Chief Financial Officer

THE BANK OF NEW YORK MELLON TRUST COMPANY, N.A., as Trustee
By:	/s/ Julie Hoffman-Ramos
Name:	Julie Hoffman-Ramos
Title:	Senior Associate